Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V24401 - S75363 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. 1 . To (i) change the currency denomination of the Company’s authorised share capital from CHF to US Dollars, at the exchange rate prevailing on such date as determined by the Board of Directors of the Company, with effect from such date as determined by the Board of Directors of the Company and with the Board of Directors of the Company being authorised to determine such effective date (the “Effective Date”) ; (ii) with effect from the Effective Date, reduce the issued share capital of the Company by reducing the par value of each common share in issue to USD 0 . 0001 , and to credit the amount of the reduction to the contributed surplus account of the Company ; and (iii) with effect from the Effective Date, to reduce the authorised share capital of the Company to USD 12 , 000 divided into 100 , 000 , 000 common shares of USD 0 . 0001 par value each and 20 , 000 , 000 preference shares of USD 0 . 0001 par value each, provided the Company satisfies the requirements of section 46 (2) of the Companies Act 1981 , as amended of Bermuda on the Effective Date . NOTE: In their discretion, the persons appointed as proxies are authorised to vote upon such other business as may properly come before the meeting, or at any adjournment or postponement thereof. The Board of Directors recommends you vote FOR the following: ALTAMIRA THERAPEUTICS LTD . CLARENDON HOUSE 2 CHURCH STREET HAMILTON HM 11 BERMUDA VOTE BY INTERNET - www . proxyvote . com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information . Vote by 11 : 59 P . M . EDT on October 27 , 2023 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE   ALTAMIRA THERAPEUTICS LTD. For Against Abstain ! ! !

V24402 - S75363 Continued and to be signed on reverse side Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. ALTAMIRA THERAPEUTICS LTD. Special General Meeting of Shareholders October 31, 2023 8:30 AM local Bermuda time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Thomas Meyer, Guy Cooper, Andrew Barnes and Nicole Yearwood, or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the common shares of ALTAMIRA THERAPEUTICS LTD . that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 8 : 30 AM local Bermuda time on October 31 , 2023 , at Clarendon House, 2 Church Street, Hamilton HM 11 , Bermuda and at any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the above named persons as proxies, in any other business that may properly come before the meeting or at any adjournment or postponement thereof .